Exhibit 99.4

Amendment to the Amended and Restated 2004 Stock Option Plan of Biovail Corporation dated May 16, 2007

THIS AMENDMENT, effective May 16, 2007, is made to the Amended and Restated 2004 Stock Option Plan of Biovail Corporation, as amended (the “2004 Stock Option Plan”).

WHEREAS, on March 14, 2007, the Board of Directors of Biovail Corporation approved certain revisions to the amendment provisions of the 2004 Stock Option Plan, subject to approval of the shareholders of Biovail Corporation (the “Shareholders”);

AND WHEREAS, at the annual and special meeting of Shareholders, held on May 16, 2007, the Shareholders approved such revisions to the amendment provisions of the 2004 Stock Option Plan;

NOW THEREFORE the 2004 Stock Option Plan is hereby amended as follows:

1.               Section 6.5(b) is hereby deleted in its entirety and replaced with the following:

“(b)                 Subject to Section 6.5(c), the Board may, without notice, at any time or from time to time for any purpose whatsoever, and whether in whole or in part, amend, suspend, discontinue or terminate this Plan or any provisions hereof or amend an Option granted to a Participant or a related Option Agreement, as applicable, in such respects as it, in its sole discretion, determines appropriate.  No such amendment, suspension, discontinuance or termination may, without the consent of any Optionee or the representatives of his or her estate, as applicable, alter or impair any rights or obligation arising from any Option previously granted to an Optionee under this Plan unless the Board determines that the action would not materially and adversely affect the rights of such Participant.  In addition, no such action shall be undertaken that would cause a previously granted Option intended to qualify for favourable treatment under Section 162(m) of the Code to cease to so qualify.”.

4.               New sections 6.5(c) and 6.5(d) shall be inserted immediately following the Section 6.5(b) and shall state as follows:

“(c)     Notwithstanding anything contained herein to the contrary, no such action as is contemplated by Section 6.5(b) is effective until shareholder approval is obtained where such shareholder approval is required under Section 162(m) of the Code or the rules of the TSX and/or NYSE or the rules of any other exchange or system on which the Company’s securities are listed or traded at the request of the Company.  In addition, in order to become effective, shareholder approval shall be required for:

(i)             any amendment to increase the number of Common Shares reserved for issuance from treasury under the Plan;

(ii)          any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option constituting a reduction of the Exercise Price);

(iii)       any amendment to extend the term of an outstanding Option beyond the originally scheduled expiry date for that Option;

(iv)      any amendment to the eligible participants under the Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Plan on a discretionary basis;

(v)         any amendment that would alter the transferability or assignability of Options under the Plan; and

(vi)      any amendment to the Plan to provide for other types of compensation through equity issuance,

unless the change results from the application of Article 5 of the Plan.

(d)       The shareholders’ approval of an action as contemplated by Section 6.5(c), if required pursuant to the terms thereof, shall be given by approval of the holders of a majority of the Common Shares present and voting in person or by proxy at a duly called meeting of the shareholders.  If required by the rules of the TSX and/or NYSE or the rules of any other exchange or system on which the Company’s securities are listed or traded at the request of the Company, the votes of Common Shares held directly or indirectly by Insiders benefiting from the action shall be excluded.”.